
January 31, 2012

Via E-mail
Mr. Kenneth A. Lewis
Chief Financial Officer
Franklin Resources Inc.
One Franklin Parkway
San Mateo, California 94403

      Re: **Franklin Resources Inc.**
                Form 10-K for the fiscal year ended September 30, 2011
                Filed November 15, 2011
                File No. 1-9318

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2011

General

1. With a view towards future disclosure, please help us understand whether your assets under management contain money market funds that you sponsor. Tell us what consideration you have given to the possibility of supporting such funds in the event of a decline in the value of their net assets.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>
<u>Results of Operations, page 32</u>

2.   We remind you that in your letter dated June 29, 2010 regarding our review of your Form 10-K for the year ended September 30, 2010, you stated you would revise future filings to:

   • Quantify any significant changes in your investment management fee rates and their impact on your results.
   • Quantify and discuss any significant variances in your effective investment management fee rates from the "industry asset-weighted average management fee rates," including their impact on your results.
   • Quantify any significant offsetting increases and decreases in your average effective management fee rate by investment objective and discuss the impact of these changes on your results.
   • Provide a more specific and comprehensive discussion regarding how changes in your AUM mix by investment object impact your effective management fee rate and quantify the impact on your results.

   Please provide us a specific and comprehensive discussion regarding how you believe you have complied with these intentions.

3.   We note that your assets under management have been significantly impacted by higher sales of and additional concentrations in global/international fixed income products. We further note that your investment management fees on international products are higher than fees earned on U.S. products. With a view towards future disclosure, please provide us with a quantified discussion of the range of fees and average fees of these products for each period presented. Please also provide us with quantified information regarding how the additional concentration of sales and product mix related to these products impacted your results.

4.   We note your statement on page 33 that investment management fees from approximately 59% of your AUM at September 30, 2011 were calculated using daily average AUM. With a view towards future disclosure, please clarify if the averages you present are daily averages and explain how the remaining investment management fees were calculated. In addition, please clarify how differences in fee calculations impact your results.

5.   We note you revised your disclosures in response to our review of your Form 10-K for the fiscal year ended September 30, 2010 to include a roll-forward of changes in your AUM by investment objective and to include details of the average mix of your AUM by investment objective. Given the changes in your AUM by investment objective, we continue to believe that you should revise future filings to disclose your ranges of fees and average fees by investment objective. Such disclosures will enable investors to gain a clearer and more transparent view of how your fees impact your results.

6.   We remind you that in your letter dated June 29, 2011 regarding our review of your Form 10-K for the fiscal year ended September 30, 2010, you agreed to revise future filings to disclose and discuss your aggregate fund performance by investment objective. We note you have included disclosure regarding benchmark and peer group comparisons of your AUM. However, in order for investors to more fully understand your performance, please provide us, and include in future filings, your actual return rates by investment objective for each period presented.

7.   With a view towards future disclosure, please quantify the amounts of assets under management that are concentrated in sovereign and non-sovereign debt exposures in European countries of concern, explain how changes in these amounts impacted your results, and address the potential impact, risks and uncertainties that may be associated with future changes. Please provide your analysis separately for each European country for which you have significant AUM related to sovereign and non-sovereign debt.

8.   It continues to appear to us that your discussions of changes in certain revenues and expenses would be enhanced by disclosing and discussing such amounts relative to other factors. Please revise future filings to:

- quantify and discuss the percentage of sales fees to total commissionable sales during each period presented;
- quantify and discuss the percentage of distribution fees to average AUM during each period presented;
- quantify and discuss the percentage of sales and distribution fees paid to financial advisors and other intermediaries who sell your products during each period presented;
- quantify and discuss the percentage of asset based sales, distribution and marketing expenses to average AUM during each period presented;
- quantify and discuss the percentage of sales based sales, distribution and marketing expenses to total commissionable sales during each period presented;
- quantify and discuss the percentage of compensation and benefits to total operating revenues or, if more applicable, to investment management fees or AUM during each period presented.

Financial Statements and Supplementary Data, page 60
Note 1 – Significant Accounting Policies, page 71
Basis of Presentation, page 71

9.   We note you identified accounting errors related to certain investments in non-variable interest entity limited partnerships and similar structures. Please provide us a specific and comprehensive analysis regarding how you determined that these errors did not result in any material misstatements to previously issued consolidated financial statements. In this regard, please address the impact of the errors on your quarterly results. In addition,

please tell us what consideration you gave to these errors in determining whether your controls were effective.

Note 7- Investments, page 85

10.   With a view towards future disclosure, please quantify any investments in sovereign and non-sovereign debt in European countries of concern. Please provide this information on a per country basis. To the extent that you have any significant direct or indirect exposures to European debt, please discuss how you are evaluating the risks and uncertainties of these investments. In addition, please discuss if and how you entered into hedging arrangements to mitigate valuation risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief